WOODSIDE

RECEIVED
2006 NOV 20 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 November 2006



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



06018600

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture and Kansai Electric sign LNG Heads of Agreement

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178



THURSDAY, 9 NOVEMBER 2006
3:30PM (WST)

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND KANSAI ELECTRIC SIGN LNG HEADS OF AGREEMENT

The North West Shelf Venture participant companies and Kansai Electric of Japan have signed a Heads of Agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

Kansai Electric is the fourth of the North West Shelf Venture's original Japanese LNG customers to renew its long-term LNG supply requirements this year.

In an eight-year deal commencing in April 2009, the North West Shelf Venture will supply an average of around 0.4 million tonnes a year to Kansai Electric on an ex-ship basis.

Kansai Electric is Japan's second largest power utility and the fifth largest consumer of LNG. Kansai's service area, centred around Osaka, is home to about 21 million people and accounts for 16 per cent of Japan's GDP.

Kansai Electric is a long standing customer of the NWSV, having signed an original contract in 1985 that ends in March 2009.

The six equal participants in the NWS Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.